UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone Number: (212) 826-1100

Copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David E. Shapiro

Telephone Number: (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 27, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent..

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes).

W/1819065

CUSIP No.	269279402	Page	2	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”), WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”), WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”), WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”).  Fund IV AIV I holds directly 4,698,500 shares of common stock of the Issuer, Fund IV AIV II holds directly 4,697,317 shares of common stock of the Issuer, Fund IV AIV III holds directly 4,698,339 shares of common stock of the Issuer, Co-Invest Fund AIV holds directly 5,303,649 shares of common stock of the Issuer; WLR/GS Fund AIV holds directly

CUSIP No.	269279402	Page	3	of	39

1,547,037 shares of common stock of the Issuer and Parallel Fund holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of WLR Select Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No. 498780 10 5	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	5	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV I, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,698,500(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,698,500(1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,698,500(1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV I.

CUSIP No.	269279402	Page	6	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,697,317 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,697,317 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,317 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV II.  WL Ross & Co. LLC is the investment manager of Fund IV AIV II.

CUSIP No.	269279402	Page	7	of	39

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV II.

CUSIP No.	269279402	Page	8	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,698,339(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,698,339 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,698,339 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV III.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV III.

CUSIP No. 498780 10 5	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	10	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,303,649 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,303,649 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,649 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

           Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC may be deemed to share voting and dispositive power over the shares held by Co-Invest Fund AIV.

CUSIP No. 498780 10 5	SCHEDULE 13D/A	Page 11 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	12	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	13	of	39

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	14	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,158 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,158 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,158 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general

CUSIP No.	269279402	Page	15	of	39

partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	16	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,158 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,158 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,158 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14	TYPE OF REPORTING PERSON CO

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the

CUSIP No.	269279402	Page	17	of	39

general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	18	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,158 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,158 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,158 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the

CUSIP No.	269279402	Page	19	of	39

general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	20	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”)  holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	21	of	39

Accordingly, WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	22	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,303,649 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,303,649 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,303,649 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

CUSIP No.	269279402	Page	23	of	39

Accordingly, WLR Select Associates LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	24	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,149,314 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,149,314 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,149,314 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the

CUSIP No.	269279402	Page	25	of	39

managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”), which holds directly 55,158 shares of common stock of the Issuer.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV III and (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	26	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the

CUSIP No.	269279402	Page	27	of	39

general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	28	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the

CUSIP No.	269279402	Page	29	of	39

Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	30	of	39

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,000,000 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,000,000 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)      WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 4,698,500 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 4,697,317 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 4,698,339 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 5,303,649 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 55,158 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the

CUSIP No.	269279402	Page	31	of	39

general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

Item 1.  Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the SEC on January 25, Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the SEC on January 27, 2011, Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the SEC on February 4, 2011 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

As set forth in a letter dated October 29, 2010 addressed to the Issuer (the “Miller Letter”), Mr. Douglas H. Miller submitted a non-binding indication of interest to the Issuer’s Board of Directors (the “Board”) to acquire all of the outstanding Common Stock not currently owned by him and certain other potential investors (collectively, the “Potential Investors,” and such potential acquisition, the “Proposed Transaction”).

In order to evaluate whether or not to participate in the Proposed Transaction with Mr. Miller and the other Potential Investors or other similar transactions, the Reporting Persons entered into a letter agreement, dated as of February 3, 2011 (the “Confidentiality Agreement”), with the Issuer and a Special Committee of the Board of Directors of the Issuer (the “Special Committee), pursuant to which the Special Committee made available to the Reporting Persons, as well as their representatives and co-investors, certain nonpublic information regarding the Issuer.

On July 8, 2011, the Special Committee announced that it had terminated its consideration of the Proposed Transaction, and in light of the Special Committee’s announcement, the Reporting Persons are no longer considering participation in the Proposed Transaction.

On July 27, 2011, the Reporting Persons entered into a standstill agreement (the “Standstill Agreement”) with the Issuer and the Special Committee, which replaced and superseded the Confidentiality Agreement in its entirety.  Pursuant to the Standstill Agreement, from the date of execution of the Standstill Agreement until the closing of trading on the New York Stock Exchange on February 3, 2013 (the “Standstill Period”), the Reporting Persons may not acquire any outstanding equity securities of the Issuer that would cause the Reporting Persons and their affiliates to beneficially own in the aggregate twenty percent (20%) or more of the Issuer’s outstanding equity securities (the “20% Limitation”).

In addition, during the Standstill Period, the Standstill Agreement restricts the Reporting Persons from, among other things and subject to certain exceptions, (i) making any offers to acquire a majority of the voting or other equity securities of the Issuer or a majority of the assets of the Issuer, or engaging in any other transactions that would result in a change of control of the Issuer (a “Control Transaction”); (ii) entering into agreements or arrangements, or joining or forming any groups, for the purpose of acquiring, holding, voting or disposing of the Issuer’s equity securities or to otherwise act in concert with respect to the Issuer’s equity securities; (iii) soliciting proxies for the voting of Issuer securities in connection with any Control Transaction; (iv) making any director nomination or shareholder proposal with respect to the Issuer; (v) soliciting proxies to vote in favor of the election of any candidate for election to the Issuer’s Board nominated by any party other than the Issuer; (vi) taking any of the foregoing actions in a manner that is hostile to and unsupported by the Special Committee if it exists, or the Board if the Special Committee no longer exists; (vii) acquiring or offering to acquire an amount of the Issuer’s Common Stock that would exceed the 20% Limitation or any other rights or interests that would increase the aggregate economic or voting interest of the Reporting Persons and their affiliates in the Issuer in excess of the 20% Limitation; (viii) advising, assisting, encouraging or providing financing to any other person or group undertaking any of the foregoing actions; (ix) publicly disclosing any intention to take any of the foregoing actions; (x) taking any action that would require the Issuer, the Special Committee if it exists or the Board if the Special Committee no longer exists, to make any public disclosure regarding any of the foregoing actions or in response thereto; or (xi) publicly requesting the Issuer, the Special Committee or the Board if the Special Committee no longer exists, to amend any of the aforementioned provisions of the Standstill Agreement.

1

The foregoing description of the Standstill Agreement is qualified in its entirety by the Standstill Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Without limiting the foregoing, the Reporting Persons reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any, including the Standstill Agreement.  Each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to, from time to time and as permitted by the Standstill Agreement, (i) purchase or otherwise acquire additional shares of Common Stock, or other securities or interests of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) engage in or encourage communications with, directly or through intermediaries, the Issuer, members of management, the Board and the Special Committee, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) extraordinary corporate transactions (including transactions in which the Reporting Persons and/or its affiliates may be proposed as acquirers) or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure or (D) one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by:

(i) adding the following at the end thereof:  “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.”

(ii) deleting the sentence from Item 6 of Amendment No. 3 which reads as follows:  “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference.”

In all other respects, Item 6 remains unchanged.

Item 7.  Material to be Filed As Exhibits.

Exhibit No.	Description
Exhibit 99.3

Standstill Agreement, dated as of July 27, 2011, by and among EXCO Resources, Inc., the Special Committee of the Board of Directors of EXCO Resources, Inc., WL Ross & Co. LLC and the other signatories thereto.

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2011

WL ROSS & CO. LLC

By:         /s/ Wilbur L. Ross, Jr. _____________________________
Name:  Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV I, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,

                its General Partner

                                                                        By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV II, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

                                                                        By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV III, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT XCO AIV, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT, L.P.

By:         WLR Master Co-Investment GP, LLC

                its General Partner

By:         WL Ross Group, L.P.,

                its Managing Member

By:         El Vedado, LLC,

                its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT XCO AIV, L.P.

By:         WLR Master Co-Investment GP, LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

                                                                                               By:        /s/ Wilbur L. Ross, Jr.             __________________________

               Wilbur L. Ross, Jr.,

                its Managing Member

WLR IV PARALLEL ESC, L.P.

By:         INVESCO WLR IV ASSOCIATES LLC
its General Partner

By:         INVESCO Private Capital, Inc.
its Managing Member

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

               Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT ASSOCIATES LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR MASTER CO-INVESTMENT GP, LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

               Wilbur L. Ross, Jr.,

                its Managing Member

INVESCO PRIVATE CAPITAL, INC.

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:         INVESCO Private Capital, Inc.
its Managing Member

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross

                its Chief Executive Officer

WL ROSS GROUP, L.P.

By:         El Vedado, LLC, its General Partner

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

               Wilbur L. Ross, Jr.,

                its Managing Member

EL VEDADO, LLC

                                                                                                By:        /s/ Wilbur L. Ross, Jr.             __________________________

               Wilbur L. Ross, Jr.,

                its Managing Member

WILBUR L. ROSS, JR.

                                                                                                                 /s/ Wilbur L. Ross, Jr.             __________________________

                Wilbur L. Ross, Jr.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.3

Standstill Agreement, dated as of July 27, 2011, by and among EXCO Resources, Inc., the Special Committee of the Board of Directors of EXCO Resources, Inc., WL Ross & Co. LLC and the other signatories thereto.